Exhibit (a) (6)

Jagged Peak, Inc. and Singapore Post Limited complete previously announced merger

TAMPA, FLORIDA – March 4, 2016 – Jagged Peak, Inc. (OTC Pink: JGPK), a leading provider of enterprise-class e-commerce software solutions and supply chain services (the “Company”), and Singapore Post Limited (Singapore Stock Exchange: S08.SI), a leading provider of mail, logistics and ecommerce solutions in Singapore and the Asia Pacific region (“SingPost”), today announced that they have completed the previously announced merger of the Company and a subsidiary of SingPost (the “Merger”), pursuant to the Agreement and Plan of Merger, dated October 9, 2015 (the “Merger Agreement”). As a result of the Merger, the Company has become a majority owned subsidiary of SingPost, and each share of the Company’s common stock outstanding at the effective time of the merger, excluding shares owned by the Demirdjians, was converted into the right to receive the cash merger consideration described in the Merger Agreement.

View Partners Capital LLC served as financial advisor to Jagged Peak. Pacific Stock Transfer Company, acting as the paying agent for the merger consideration, will mail to the Company’s stockholders of record a letter of transmittal and instructions for receiving payment of the merger consideration.

About Jagged Peak, Inc.

Jagged Peak, Inc. is a leading e-commerce solutions provider with software and services that enhance the scalability, flexibility and profitability of single-channel, multi-channel and omni-channel online businesses. Its cornerstone technology is EDGE---an enterprise-class commerce platform that includes a full-featured e-commerce Platform (ECP) and robust Order Management System (OMS) as well as a Warehouse Management System (WMS) and Transportation Management System (TMS). These platform elements can be deployed alone or together through a license or SaaS delivery model to form an end-to-end, Cloud-based software suite that integrates the entire order life cycle with visibility across business units, distribution channels and trading partners---all while enabling the client to have complete control of its online brand. Combining its technology with a comprehensive array of eMarketing, customer support and IT professional services along with “anytime, anywhere” order fulfillment through its FlexNet warehouse network, Jagged Peak offers a rare and uniquely holistic approach to e-commerce. Jagged Peak’s blue chip client roster includes numerous global consumer brand companies. For more information, please visit www.jaggedpeak.com.

About Singapore Post Limited

For over 150 years, Singapore Post (SingPost) as the country’s postal service provider has been delivering trusted and reliable services to homes and businesses in Singapore.

Today, SingPost is pioneering and leading in eCommerce logistics as well as providing innovative mail and logistics solutions in Singapore and the Asia Pacific, with operations in more than 15 countries.

Building on its trusted communications through domestic and international postal services, SingPost is taking the lead in end-to-end integrated and digital mail solutions. The suite of SingPost eCommerce logistics solutions includes front end web management, warehousing and fulfilment, last mile delivery or international freight forwarding.

Listed on the Main Board of the Singapore Exchange in 2003, SingPost is a constituent stock of various main global benchmark indices - FTSE All-World Index Series, FTSE All-World Minimum Variance Index, FTSE All-World High Dividend Yield Index, FTSE RAFI Index Series, FTSE Global Infrastructure Index Series and FTSE ST Index Series. It has a strong credit rating of ‘A- with stable outlook’ by Standard & Poor’s.

To find out more about SingPost, please visit www.singpost.com  and https://www.singpost.com/corporate-information/businesses.html for more information on SingPost’s subsidiaries and businesses.

Investor Relations

Albert Narvades, CFO

Jagged Peak, Inc.

7650 Courtney Campbell Causeway

Suite 1200

Tampa, FL 33607

813-637-6900 Ext. 225